Exhibit 1

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

		Three months ended September 30,		Nine months ended September 30,
	Note	2012	2013	2012	2013
		€ (‘000, except per share data)
License revenue	16	1,921	1,319	4,128	4,012
Collaboration revenue		380	1,060	1,394	2,751
Total revenue		2,301	2,379	5,522	6,763
Other income	17	170	186	170	220
Research and development expense	18	(3,652)	(4,919)	(10,153)	(13,528)
General and administrative expense	19	(906)	(1,939)	(2,870)	(5,808)
Other gains -net		150	11	165	19
Operating loss		(1,937)	(4,282)	(7,166)	(12,334)
Finance income		229	166	568	458
Finance costs		(99)	(177)	(322)	(576)
Finance income/(expense) – net		130	(11)	246	(118)
Net loss		(1,807)	(4,293)	(6,920)	(12,452)
Other comprehensive income		-	-	-	-
Total comprehensive loss *		(1,807)	(4,293)	(6,920)	(12,452)
Loss per share attributable to the equity holders of the Company during the year (in € per share)
Basic and diluted loss per share		(0.07)	(0.12)	(0.27)	(0.40)

*	Total comprehensive loss is fully attributable to equity holders of the group

The notes are an integral part of these condensed consolidated financial statements.

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	Note	December 31, 2012	September 30, 2013
		€(‘000)
Assets
Non-current assets
Leasehold improvements and equipment	7	2,421	2,300
Intangible assets	8	869	732
Other financial assets	9	589	589
Total non-current assets		3,879	3,621
Current assets
Trade and other receivables	10	2,422	5,130
Prepayments	11	290	1,469
Cash and cash equivalents	12	40,738	86,714
Total current assets		43,450	93,313
Total assets		47,329	96,934
Equity and liabilities
Equity attributable to owners of the parent
Share capital		290	359
Share premium		56,118	119,179
Other reserves		1,056	1,748
Accumulated deficit		(31,998)	(41,890)
Unappropriated earnings		(9,892)	(12,452)
Total equity	13	15,574	66,944
Liabilities
Non-current liabilities
Borrowings – non-current portion	15	6,198	7,340
Derivative financial instruments		38	25
Deferred revenue	16	13,329	9,064
Total non-current liabilities		19,565	16,429
Current liabilities
Borrowings – current portion	15	343	314
Derivative financial instruments		10	8
Trade and other payables	14	5,065	6,214
Deferred revenue	16	6,772	7,025
Total current liabilities		12,190	13,561
Total liabilities		31,755	29,990
Total equity and liabilities		47,329	96,934

The notes are an integral part of these condensed consolidated financial statements.

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

€(‘000)	Common Share capital	Class O Share capital	Class A Share capital	Class B Share capital	Total Share capital	Share premium	Other reserves	Accumulated deficit	Unappropriated earnings	Total equity
Balance at January 1, 2012	31	7	74	84	195	33,557	876	(20,419)	(11,579)	2,630
Net loss									(6,920)	(6,920)
Appropriation of result								(11,579)	11,579	-
Proceeds from shares issued				91	91	22,909				23,000
Share issuance costs						(348)				(348)
Share-based payments							158			158
Balance at September 30, 2012	31	7	74	175	286	56,118	1,034	(31,998)	(6,920)	18,520

Balance at January 1, 2013	35	7	74	175	290	56,118	1,056	(31,998)	(9,892)	15,574
Net loss									(12,452)	(12,452)
Appropriation of result								(9,892)	9,892	-
Proceeds from shares issued	69				69	63,958				64,027
Share issuance costs						(897)				(897)
Conversion preference shares	255	(7)	(74)	(175)	-					-
Share-based payments							692			692
Balance at September 30, 2013	359	-	-	-	359	119,179	1,748	(41,890)	(12,452)	66,944

The notes are an integral part of these condensed consolidated financial statements.

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

		Nine months ended September 30,
	Note	2012	2013
		€(‘000)
Cash flows from operating activities
Net loss		(6,920)	(12,452)
Adjustments for:
Amortization/depreciation	7,8	875	917
Employee share based compensation expense	20	158	692
Reversal finance income (expense) - net		(246)	118
Changes in the fair value of derivatives		(2)	(15)
Changes in trade and other receivables	10	235	(2,916)
Changes in prepayments	11	10	(1,179)
Changes in trade and other payables	14	(1,849)	953
Currency effect (outstanding) receivables and payables		-	(31)
Changes in deferred revenue	16	8,278	(4,012)
		539	(17,925)
Interest received		494	666
Interest paid		(60)	(30)
Cash (used in)/generated from operating activities		973	(17,289)
Cash flows from investing activities
Purchases of tangible fixed assets	7	(72)	(426)
Purchases of intangible assets	8	(139)	(37)
Decrease of other financial assets		53	-
Net cash (used in)/generated from investing activities		(158)	(463)
Cash flows from financing activities
Proceeds from issuance of share capital	13	23,000	64,027
Issuance cost deducted from share premium		(348)	(897)
Proceeds from finance lease activities	15	-	67
Proceeds from borrowings	15	1,992	702
Redemption financial lease	15	(260)	(125)
Repayments of borrowings	15	(75)	(75)
Net cash (used in)/generated from financing activities		24,309	63,699
Net increase in cash and cash equivalents		25,124	45,947
Currency effect cash and cash equivalents		77	29
Cash and cash equivalents at beginning of the period		18,743	40,738
Cash and cash equivalents at end of the period	12	43,944	86,714
Restricted cash	9	500	500

The notes are an integral part of these condensed consolidated financial statements.

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information

The activities of Prosensa Holding N.V. and its subsidiaries (together “the Company”) primarily consist of developing innovative, RNA based therapeutics to fill unmet medical needs for patients with genetic diseases.

On July 3, 2013 the Company completed its initial public offering (“IPO”). The IPO process resulted in the listing of the Company’s ordinary shares, under the ticker symbol “RNA” in the United States on the NASDAQ Global Select Market.

The Company was previously organized as a B.V. which was incorporated and domiciled in the Netherlands. On July 3, 2013 the Company changed its legal form from a B.V. to an N.V. and remains incorporated and domiciled in the Netherlands. The address of its registered office is J.H. Oortweg 21, Leiden. Prosensa Holding N.V. is the ultimate parent of the following group of entities:

•	Prosensa Therapeutics B.V. (100%);

•	Prosensa Technologies B.V. (100%); and

•	Polybiotics B.V. (100%).

The shares of Prosensa Holding N.V. are held by multiple shareholders, none of them having a share in the Company in excess of 25%.

The Management Board has approved these condensed consolidated interim financial statements on November 15, 2013.

2	Summary of Significant Accounting Policies

2.1	Basis of Preparation

The condensed consolidated financial statements of Prosensa have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The condensed consolidated financial statements of the Company were prepared in accordance with IFRS for interim financial information (“IAS 34”). Certain information and disclosures normally included in consolidated financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2012 and accompanying notes included in the registration statement on Form F-1 filed with the Securities & Exchange Commission (’Company’s annual consolidated financial statements’ or ‘financial statements’).

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to these condensed consolidated financials are disclosed in note 4.

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.2	Changes in Accounting Policy and Disclosures

The accounting policies adopted are consistent with those of the previous year, except as described below:

a) New and amended standards adopted by the Company

The following standards and amendments to standards became effective for annual periods on January 1, 2013 and have been adopted by the Company in the preparation of the condensed consolidated financial statements:

•	IFRS 7 Financial instruments – disclosures

•	IFRS 10 Consolidated financial statements

•	IFRS 11 Joint arrangements

•	IFRS 12 Disclosures of interest in other entities

•	IFRS 13 Fair value measurement

•	IAS 1 Presentation of financial statements

•	IAS 16 Property plant and equipment

•	IAS 19 Employee benefits

•	IAS 27 Separate financial statements

•	IAS 28 Investments in associates and joint ventures

•	IAS 32 Financial statements – presentation

•	IAS 34 Interim financial reporting

The adoption of these new standards and amendments to standards did not impact the Company’s financial position or results of operations. The adoption of IFRS 13, “Fair value measurement”, resulted in revised disclosure of the Company’s fair value measurements. Refer to note 3.2 of these condensed consolidated financial statements for further information.

b) New and amended standards not yet adopted by the Company

The only standard which could have a significant effect on the condensed consolidated financial statements of the Company is IFRS 9 “Financial Instruments”. IFRS 9 is the first step in the process of replacing IAS 39 “Financial Instruments: Recognition and Measurement”. The standard is not applicable until January 1, 2015, but is available for early adoption. The Company has yet to assess IFRS 9’s full impact and intends to adopt IFRS 9 no later than January 1, 2015.

2.3	Consolidation

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than 50% of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances, income and expenses on transactions between group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognized in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3	Financial Risk Management

3.1	Financial Risk Factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk.

The condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2012.

There have been no changes in the financial management team that is responsible for financial risk management or in the financial risk management policies since December 31, 2012.

The table below analyses the Company’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual discounted cash flows, which approximates the fair value.

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Undefined
	€(‘000)
At September 30, 2013
Borrowings (excl. finance lease liabilities)	100	100	225	-	7,015
Finance lease liabilities	214	-	-	-	-
Derivative financial instruments (interest rate swap)	8	8	17	-	-
Trade and other payables	6,214	-	-	-	-
Total	6,536	108	242	-	7,015
At December 31, 2012
Borrowings (excl. finance lease liabilities)	100	100	300	-	5,769
Finance lease liabilities	243	29	-	-	-
Derivative financial instruments (interest rate swap)	10	10	28	-	-
Trade and other payables	5,065	-	-	-	-
Total	5,418	139	328	-	5,769

3.2	Fair Value Estimation

The Company has entered into a floating-to-fixed interest rate swap to reduce the impact of volatility in changes to interest rates. The determined fair value of the interest rate swap is the impact between a fixed interest rate of 4.15% and the estimated interest rate at measurement date for the remaining period of the instrument discounted over time. The estimated interest rate and discount rates are level two fair value hierarchy inputs. As of September 30, 2013 and 2012 the change in fair value of the interest rate swap which was recorded through the condensed consolidated statement of comprehensive income amounted to €15 thousand gain and €2 thousand loss, respectively. The interest rate swap is recorded as both a non-current and current liability in the condensed consolidated balance sheet.

4	Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts and classifications of assets and liabilities, revenues and expenses in the condensed consolidated financial statements. The estimates that have a significant risk of causing a material adjustment to the financial statements are utilized for share-based compensation, income taxes, research and development expenditures and borrowings. Actual results could differ materially from those estimates and assumptions.

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The preparation of financial statements in conformity with IFRS also requires the Company to exercise judgment in applying the accounting policies. Critical judgments in the application of the Company’s accounting policies relate to income taxes, research and development expenditures, revenue and the cost of license revenue.

The condensed consolidated financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2012.

On September 20, 2013 GlaxoSmithKline (“GSK”) and the Company announced that the drisapersen Phase III study (“DMD114044”) did not meet its primary endpoint. Together with GSK, the Company is currently working to complete the full evaluation of the benefit-to-risk profile of drisapersen treatment across all studies (“the evaluation”) including data from DEMAND V (“DMD114876”), a Phase II placebo controlled exploratory study presented on September 25, 2013.

The outcome of the evaluation may have a material impact on the further development of drisapersen and other DMD compounds by the Company. A negative outcome of the evaluation could alter the Company’s development plans and costs, and potentially impact the following accounts in the Company’s consolidated financial statements:

Deferred revenue & License income

Upfront license fee payments received are initially deferred and recognized based on the percentage of completion method. Use of the percentage of completion method requires the company to estimate the work performed to date as a proportion of the total work expected to be performed. The total related costs of license revenue as well as the timing of these costs may change which impacts the recorded license income to date and the ratio long term versus short term deferred revenue.

As of September 30, 2013 the Company’s deferred revenue balance totals €16.1 million. A change in our development plans for drisapersen and the other DMD compounds may result in a reversal of previously recognized license income (e.g. due to additional studies with a corresponding lower percentage of completion percentage) or additional releases of the current deferred revenue balance of € 16.1 million (e.g. a full release of the deferred revenue balance in the case of discontinuation of the DMD programs based on any decision by GSK and the Company).

Other loans & Finance costs

Certain loans from patient organizations have no fixed redemption schemes and repayment is due when certain pre-determined milestones are met. As of September 30, 2013 the Company recorded €5.2 million of such loans with no fixed redemption schemes. The outcome of the currently ongoing evaluation may result in deferral of the redemption dates of our other loans which will lower the recorded amount of our outstanding loans to potentially nil in case of a discontinuation of the DMD program.

Intangible assets

As of September 30, 2013 the Company recorded patents and licenses with a net book value of €545 thousand. The Company currently assesses that the estimated future cash flows discounted at the financial asset’s original effective interest rate still exceeds the carrying value of €545 thousand in case of a negative outcome of the currently ongoing evaluation and no impairment is required.

The Company was engaged in the process of an Initial Public Offering (“IPO”) during the second quarter of 2013. All expenses related to the IPO were recorded in the condensed consolidated statement of comprehensive income until the date at which it became probable that the IPO would occur. The Management Board determined that May 24, 2013, the date which Prosensa first publicly filed its offering prospectus with the Securities and Exchange Commission, is considered to be the date at which the IPO became probable. Expenses related to the IPO incurred subsequent to May 24, 2013 were deducted from the proceeds of the share issuance.

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5	Seasonality of Operations

The Company’s financial results have varied substantially, and are expected to continue to vary, from quarter to quarter. The Company therefore believes that period to period comparisons should not be relied upon as indicative of future financial results.

6	Segment Information

The Company operates in one reportable segment, which comprises the discovery and development of innovative, RNA based therapeutics. The Management Board is identified as the chief operating decision maker. The Management Board reviews the consolidated operating results regularly to make decisions about the resources and to assess overall performance.

The Company derives its revenues currently from a single party, GSK based in the United Kingdom. The Company and GSK have entered into an exclusive worldwide collaboration for the development and commercialization of RNA based therapeutics for DMD. In October 2009 the Company signed a Research and Development Collaboration and License agreement with GSK to which the 2013 and 2012 net revenues both relate.

The segment reporting provided to the Management Board with respect to total assets and liabilities are measured in a manner consistent with that of the financial statements.

7	Leasehold Improvements and Equipment

	Leasehold improvements	Laboratory equipment	Office equipment	Total
	€ (‘000)
Period ended September 30, 2013
Opening net book amount	284	1,884	253	2,421
Additions	10	466	146	622
Depreciation charge	(26)	(586)	(131)	(743)
Closing net book amount	268	1,764	268	2,300
At September 30, 2013
Cost or valuation	351	4,581	792	5,724
Accumulated depreciation	(83)	(2,817)	(524)	(3,424)
Net book amount	268	1,764	268	2,300

Depreciation expense of €599 thousand for the nine months ended September 30, 2013 (nine months ended September 30, 2012: €566 thousand) has been charged in research and development expense. Depreciation expense of €144 thousand for the nine months ended September 30, 2013 (nine months ended September 30, 2012: €135 thousand) has been charged in general and administrative expense.

As of September 30, 2013 acquired laboratory equipment for an amount of €196 thousand was not yet paid and accordingly not reflected in the consolidated statement of cash flows.

8	Intangible Assets

	Patents and licenses	Software	Total
	€ (‘000)
Period ended September 30, 2013
Opening net book amount	616	253	869
Additions	-	37	37
Amortization charge	(71)	(103)	(174)
Closing net book amount	545	187	732
At September 30, 2013
Cost	938	658	1,596
Accumulated amortization and impairment	(393)	(471)	(864)
Net book amount	545	187	732

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Amortization expense of €120 thousand for the nine months ended September 30, 2013 (nine months ended September 30, 2012: €104 thousand) has been charged in research and development expenses. Amortization expense of €54 thousand for the nine months ended September 30, 2013 (nine months ended September 30, 2012: €70 thousand) has been charged in general and administrative expenses.

9	Other Financial Assets

	December 31, 2012	September 30, 2013
	€ (‘000)
Deposit for rental obligations	89	89
Restricted cash	500	500
Total	589	589

The restricted cash balance secures a bank loan. Refer to note 12 of the condensed consolidated financial statements for further detail.

10	Trade and Other Receivables

	December 31, 2012	September 30, 2013
	€ (‘000)
Trade accounts receivable	-	2,243
Amounts to be invoiced to partners	1,488	2,217
Trade receivables	1,488	4,460
Value-added tax	456	405
Government and other grants to be received	4	-
Interest receivables on bank accounts	473	265
Other receivables	1	-
Total	2,422	5,130

The fair value of trade and other receivables approximates their carrying value. As of September 30, 2013, no trade receivables or other receivables were impaired or not performing. The carrying amount of the Company’s trade receivables is mostly denominated in British Pounds, while other receivables are denominated in Euros.

The other classes within trade and other receivables do not contain impaired assets. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The group does not hold any collateral as security.

11	Prepayments

As of September 30, 2013 the Company made prepayments of €561 thousand to drug substance suppliers for (pre)clinical studies and €456 thousand on insurance fees (including D&O insurance).

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12	Cash and Cash Equivalents

	December 31, 2012	September 30, 2013
	€ (‘000)
Cash at bank and on hand	1,615	446
Short-term bank deposits	39,123	86,268
Total	40,738	86,714

In 2006 the Company received a bank loan of €900 thousand from ABN Amro N.V.  An amount of €500 thousand secures the bank loan, is therefore considered restricted cash and recorded as a component of other financial assets. The remaining balance is at the free disposal of the Company.

13	Equity

	Number of shares
	December 31, 2012	September 30, 2013
Class of shares and stated value
Ordinary shares of € 0.01	3,491,058	35,902,298
Class O shares of € 0.01	678,825	-
Class A shares of € 0.01	7,417,581	-
Class B shares of € 0.01	17,414,834	-
Total	29,002,298	35,902,298

The par value as of September 30, 2013 is €0.01 per share (as of December 31, 2012: €0.01 per share). All issued shares are fully paid. Besides the minimum amount of share capital to be held under Dutch law, there are no distribution restrictions applicable to equity of the Company.

On July 3, 2013 the Company issued 6,900,000 ordinary shares at a public offering price of $13.00 per share. For the issuance of the 6,900,000 ordinary shares, the Company received proceeds, after deducting underwriting discounts but prior to deducting offering expenses payable by the Company, of €64.0 million ($83.4 million).

A total amount of offering expenses that were deducted from the share proceeds totaled €897 thousand. The Management Board determined that May 24, 2013, the date Prosensa publicly filed its offering prospectus with the Securities and Exchange Commission, is considered to be the date at which the IPO became probable. Expenses related to the IPO incurred subsequent to May 24, 2013 were deducted from the proceeds of the share.

Prior to the IPO, the Company had 3,491,058 ordinary shares, 678,825 class O shares, 7,417,581 class A shares and 17,414,834 class B shares outstanding which all had a par value of €0.01 per share. On July 3, 2013 all 25,511,240 preferred shares outstanding were automatically converted into ordinary shares totaling 29,002,298 with a par value of €0.01 per share.

As of July 3, 2013 our authorized share capital is €1,750,114.90, divided into 87,505,745 ordinary shares, each with a par value of €0.01 and 87,505,745 cumulative preferred shares, each with a par value of €0.01. The Company has adopted an anti-takeover measure pursuant to which the Management Board may, subject to Supervisory Board approval but without shareholder approval, issue (or grant the right to acquire) cumulative preferred shares. The Company may issue an amount of cumulative preferred shares up to 100% of our issued capital immediately prior to the issuance of such preferred shares. In such event, the cumulative preferred shares will be issued to a separate, newly established foundation.

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14	Trade and Other Payables

	December 31, 2012	September 30, 2013
	€ (‘000)
Trade payables	2,390	2,609
Social security and wage tax	510	433
Holiday payments and holiday rights	366	388
Pension premium	3	141
Other liabilities	1,796	2,643
Total	5,065	6,214

Other liabilities

As of September 30, 2013 and December 31, 2012 other liabilities mainly consist of accruals for services provided by vendors but not yet billed, reimbursements received from research and development partners for expenses which have yet to be incurred and miscellaneous liabilities.

15	Borrowings

	December 31, 2012	September 30, 2013
	€ (‘000)
Non-current
Bank borrowings	400	325
Other loans	5,769	7,015
Finance lease liabilities	29	-
Total non-current	6,198	7,340
Current
Bank borrowings	100	100
Finance lease liabilities	243	214
Total current	343	314
Total	6,541	7,654

In 2006 the Company received a bank loan of €900 thousand from ABN Amro N.V. which matures in 2017. The loan bears interest equal to Euribor plus 1.75% per year. The Company redeems an amount of €25 thousand per quarter. The current portion of €100 thousand is included in borrowings – current portion. There is no portion of the loan exceeding five years.

On May 15, 2013 the Company received €500 thousand from the Duchenne Children’s Trust as installment of a €1.5 million funding agreement for research and development which bears an interest rate that approximates the market interest rate. No fixed redemption scheme was agreed on. The loan shall be repaid in installments with fixed terms when certain clinical and regulatory milestones are met. The loan is not secured.

On April 19, 2013 and August 2, 2013 the Company received respectively €150 thousand and €52 thousand from Everest International Pte Ltd as installments of a €1.0 million funding agreement for research and development at a below market interest rate.

The condensed consolidated financial statements do not include all disclosures for borrowings that are required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2012.

16	Revenue and Deferred Revenue

Upon signing of the Research and Development Collaboration and License agreement with GSK the Company received €17.2 million (£16.0 million) as a non-refundable upfront payment. The expected performance occurs on a straight line basis over the 5 year period. In the nine months ended September 30, 2013 an amount of €2,576 thousand (the nine months ended September 30, 2012: €2,576 thousand) of the initial upfront payment was recognized as license revenue in the condensed consolidated income statement. In the nine months ended September 30, 2013, the Company recognized revenue of €1,436 thousand (the nine months ended September 30, 2012: €1,552 thousand) related to other upfront payments.

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The condensed consolidated financial statements do not include all disclosures for revenue and deferred revenue that are required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2012.

17	Other Income

On August 1, 2013 the Company announced that it is part of a pan-European consortium which has been awarded a Framework Programme 7 (“FP7”) research grant of €6 million from the European Commission to support the ongoing clinical study PRO045. The FP7- project is expected to run for three years. The Company recorded
€180 thousand other income in the three months period ended September 30, 2013.

Other income for the nine months ended September 30, 2012 includes €170 thousand from a donation received for research activities. To encourage research and development the company obtained certain loans that generally bear interest at a rate below the market interest rate, considered by the company to be 12% over the last four years. The difference between fair value and the notional amount at inception is treated as a donation received for certain research performed by the company.

18	Research and Development Expense

Research and development expenses mainly increased due to the commencement of the phase I/II study of PRO045, the initiation of the phase I/II study of PRO053 and higher intellectual property expenses.

19	General and Administrative Expense

General and administrative expense increased from €2.9 million to €5.8 million in the nine months ended September 30, 2012 and 2013, respectively. The increase is primarily due to expenses related to the IPO, which totaled €1.4 million, share-based compensation expense and costs associated with operating as a public company.

20	Share-based Payments

On December 5, 2012 the Company granted to the Management Board 1.0 million options that vest only upon a liquidity event such as a change of control of the Company or an IPO, subject to the continued employment of the member of the Management Board. In the event of the IPO, the number of options eligible to vest is reduced from 1.0 million to 800 thousand. The Management Board determined that May 24, 2013, the date which Prosensa first publicly filed its offering prospectus with the Securities and Exchange Commission, is considered to be the date at which the IPO became probable. Therefore from May 24, 2013 onwards the Company recognizes expenses over the vesting period. Expenses of €365 thousand related to the December 5, 2012 grant were recognized during the period ended September 30, 2013.

At the annual general meeting of shareholders on June 14, the shareholders approved, conditional upon the completion of the IPO, an annual grant of 10,000 options to each member of the Supervisory Board. Expenses of €106 thousand related to the granted options were recognized during the period ended September 30, 2013.

The condensed consolidated financial statements do not include all disclosures for share-based payments that are required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2012.

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21	Loss Per Share

Basic

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary and preferred shares in issue during the year.

	Three months ended September 30,		Nine months ended September 30,
	2012	2013	2012	2013
Loss attributable to equity holders of the Company in € ('1000)	(1,807)	(4,293)	(6,920)	(12,452)
Weighted average number of Common and Preference share outstanding	28,570,921	35,677,928	25,893,002	31,251,749

Diluted

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Due to the fact that the Company is loss making all potential ordinary shares had an antidilutive effect, if converted, and thus have been excluded from the computation of loss per share.

	Three months ended September 30,		Nine months ended September 30,
	2012	2013	2012	2013

Share options	1,484,922	2,256,077	1,446,585	2,224,007

22	Related-Party Transactions

In the nine month period ended September 30, 2013 and 2012 the Management Board was paid regular salaries and contributions to post employment schemes. Additionally, members of the Supervisory Board received compensation for their services in the form of cash compensation and were granted options.

On December 5, 2012 the Company granted to the members of the Management Board 1.0 million options that vest only upon a liquidity event such as a change of control of the Company or an IPO, subject to the continued employment of the member of the Management Board. In the event of an IPO, the number of options eligible to vest is reduced from 1.0 million to 800 thousand. As of May 24, 2013 the requirements to vest are deemed probable. Therefore, the Company began to recognize expenses for these options during the second quarter of 2013. Refer to note 20, share-based payments of these condensed consolidated financial statements, for additional information.

The condensed consolidated financial statements do not include all disclosures for related-party transactions that are required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2012.

23	Commitments

The group leases laboratory and office space under non-cancellable operating lease agreements. The lease term is 5 years. Furthermore the group entered into lease agreements for office furniture. The lease term is between 1 and 5 years.

The lease obligations end before February, 2015. The lease expenditure charged to the income statement for the nine months ended September 30, 2013 was €589 thousand (for the nine months ended September 30, 2012: €562 thousand).

PROSENSA HOLDING N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31, 2012	September 30, 2013
	€ (‘000)
No later than 1 year	773	788
Later than 1 year and no later than 5 years	2,100	1,723
Total	2,873	2,511

24	Events After the Balance Sheet Date

No events occurred after the balance sheet date that would have a material impact on the result of financial position.